

March 11, 2014

Via U.S. Mail
Mr. C. Stephen Guyer
Chief Financial Officer
Colorado Goldfields Inc.
10920 West Alameda Avenue, Suite 201
Lakewood, Colorado 80226

> **Re: Colorado Goldfields Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2013**
> **Filed December 16, 2013**
> **File No. 000-51718**

Dear Mr. Guyer:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ending August 31, 2013 filed December 16, 2013

Our Business, page 5

1.   Please amend your filing to disclose the following information for each of your
       properties:

       • The nature your ownership or interest in the property.

       • A description of all interests in your properties, including the terms of all underlying
         agreements and royalties.

       • Describe the process by which mineral rights are acquired at this location and the
         basis and duration of your mineral rights, surface rights, mining claims or
         concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

2. Please amend your filing and disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

3. Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b) (2) to Industry Guide 7. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe that maps and drawings having the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

4. It appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

General Government Regulations, page 7

5.   We note you disclose previous mining activities on your mineral properties. Please elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities. The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

6.   We note you are subject to permitting requirements of the Bureau of Land Management (BLM) and/or Forest Service in addition to State Environmental requirements. Please revise your filing and provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties and discuss in greater detail the government and environmental regulations to which you are subject. Please fully discuss the permitting, bonding, and reclamation requirements for each phase of your exploration work including the specific permits and associated fees. In your discussion, include the specific permits that your company has obtained or will obtain to perform each phase of you exploration program. Describe the effect of existing or probable governmental regulations on your business. See Item 101(h) (4) (viii), (ix) and (xi) of Regulation S-K.

7.   We note your disclosure that you have prepared National Instrument 43-101 reports for your champion and Silver Wing properties. Please forward to our engineer as supplemental information and not as part of your filing, your geologic information, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate resources and reserves

- A detailed description of your procedures for estimating resources/reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your resources/reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

8.   We note your filing does not disclose reserves and conforms to the Instructions to Paragraph (b) (5) of Industry Guide 7 which states that estimates other than proven and probable reserves and estimated values of such reserves shall not be disclosed in SEC filings. A review of your website indicates you have placed values on your Champion property based on the contained metals of your resource estimates.   Please provide the basis for your website disclosure.

9.   We note your disclosure stating that you prepared a standard Canadian National Instrument 43-101 report for this property. Please disclose in your filing whether you filed the report on SEDAR for review by the Canadian authorities. If you have not, you will need to address the potential variance in perception either by replacing references to "standard National Instrument 43-101 report" with "geologic report" or by adding

language clarifying that the report has not been filed on SEDAR for review by the Canadian authorities as is the general practice by Canadian filers.

10.   Please provide the basis for preparing the mineral estimates in your Form 10-K in accordance with the requirements of the securities laws in effect in Canada as opposed to the United States.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about the engineering comments. Please contact me at (202) 551-3795 with any other questions.

                                        Sincerely,

                                        /s/ John Reynolds

                                        John Reynolds
                                        Assistant Director